Exhibit 20.2
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FOR IMMEDIATE RELEASE                       TRADED:  NASDAQ:  WIDEF, WIDWF
FEBRUARY 10, 1997                           BOSTON:  WDE, WDEW


                         WIDECOM CALLS WARRANTS FOR REDEMPTION

      MISSISSAUGA, ONTARIO, CANADA -- The WideCom Group Inc. announced today that it is giving notice of the redemption, in full, of the 1,897,500 publicly-traded warrants (Nasdaq: "WIDWF"; BSE: "WDEW") issued in connection with WideCom's public offering. The redemption will be effective at 5:00 pm EST on March 13, 1997 (the "Redemption Date") at which time WideCom will redeem all such then-outstanding warrants at a price of $.10 per warrant.

      Each of the warrants that are subject to redemption may, instead, be exercised to purchase one share of WideCom's common stock at an exercise price of $4.00 per share if properly exercised prior to the Redemption Date.

      WideCom also announced that it had appointed The First National Bank of Boston as its warrant agent for the exercise of the warrants subject to redemption. The address for all correspondence with Bank of Boston is 150 Royall Street, Canton, Massachusetts 02021; telephone: 617-575-2514; telefax: 617-575-2500.


The WideCom Group Inc. designs, manufactures and markets high-speed, high-performance, wide-format document management systems. WideCom's product lines include its 36" WIDEfax[(R) Registration Mark] facsimile machines, engineering scanners and direct imaging plotters. WideCom distributes its products directly through VARs, OEMs and distributors internationally.